UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

May 24, 2018

(Date of Report (Date of earliest event reported))

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 431-1567

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1 Fundamental Changes

Acquisition of Assets

On July 6, 2018, XY – the Findables Company (the “Company”) entered into an Asset Purchase Agreement with Parallel Holding Company Inc. (“Seller”), Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (“Buyer”), a wholly-owned subsidiary of the Company (the “Purchase Agreement”), pursuant to which Buyer purchased substantially all of Seller’s assets and assumed certain of Seller’s liabilities, each as specifically set forth in the Purchase Agreement. Seller is a developer of a cryptocurrency-based game known as “LayerOne.”

The aggregate consideration paid to Seller was 375,000 shares of the Company’s Class A Common Stock, equal to approximately $3 million, and 350 Ethereum, equal to approximately $165,000.

The Purchase Agreement contains customary representations and warranties that generally survive until the second anniversary of the closing date.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full and complete text of the Purchase Agreement, which is filed hereto as Exhibit 7.1 to this Current Report on Form 1-U and which is incorporated herein by reference.

Rescission Offer

On May 24, 2018, the Company issued a rescission offer to certain investors who purchased Ethereum-based ERC20-compatible XYO tokens (“XYO Tokens”) from the Company (the “Rescission Offer”). Pursuant to the Rescission Offer, the Company offered to repurchase XYO Tokens that may not have been properly registered under the Securities Act of 1933, as amended, or issued pursuant to an exemption thereunder, at the price originally paid for the XYO Tokens plus interest, if applicable.

As of June 23, 2018, the expiration date of the Rescission Offer, the Company paid a total of $731,504.98 to 94 investors for the repurchase of XYO Tokens.

EXHIBIT INDEX

Exhibit No.	Description

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among XY – the Findables Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC*

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Arie Trouw, Chief Executive Officer

Dated: July 12, 2018